March 27, 2020

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attn: Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

RE:                                             Continental Materials Corporation

Schedule 13E-3 filed by Bee Street Holdings LLC

Filed February 18, 2020, as amended February 27, 2020

File No. 005-20723

Schedule TO

Filed February 18, 2020, as amended February 27, 2020

Filed by Bee Street Holdings LLC

File No. 005-20723

Dear Mr. Duchovny:

We are responding to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 3, 2020 related to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) filed by Bee Street Holdings, LLC (“Bee Street”) regarding Continental Materials Corporation and the above-referenced Schedule TO (the “Schedule TO”) filed by Bee Street.

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. Each of the Staff’s comments is set forth in bold, followed by Bee Street’s response to each comment. Capitalized terms used in this letter but not defined herein have the meanings given to such terms in the Schedule 13E-3 or the Schedule TO, as applicable.

Schedule 13E-3

Schedule TO

1.                                      We note that James G. Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz are managers of Bee Street and directors of the company, in addition to James Gidwitz being the company’s CEO. Please include each person named above as a filing person and provide all disclosure required for each as a filing person added as a result of this comment. In addition, provide us your analysis as to whether Nancy Gidwitz should be added as a filing person to the Schedule 13E-3. Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule 13E-3.

Response:

We have revised to include James G. Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz, Scott Gidwitz, and Nancy Gidwitz as filing persons. We have also revised the disclosure to include the following:

Bee Street is controlled by James G. Gidwitz, the Chairman of the Board and Chief Executive Officer of CMC, and by the other members of the board of managers of Bee Street (the “Bee

Street Board”), who are Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz (such persons, together with Bee Street, the “Purchaser Filing Persons”). The required disclosure about each filing person has been provided in the appropriate sections of the Schedule 13E-3 and the Schedule TO.

2.                                      On a related note, provide us your detailed legal analysis as to whether each person named in comment 1 above should be a bidder in the tender offer. For guidance, on the tender offer aspects, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov). Note also that each filing person must independently satisfy the filing, dissemination and disclosure requirements of Schedule TO.

Response:

We have considered whether each of James G. Gidwitz, Nancy Gidwitz, Ralph W. Gidwitz, Steven B. Gidwitz and Scott Gidwitz (the “Individual Filing Persons”) is a “bidder” for purposes of Rule 14d-1(g)(2) in light of the guidance provided by the Staff in the “Current Issues and Rulemaking Projects Outline” (the “Outline”). Based on the factors provided in the guideline, we are of the view that James G. Gidwitz is a “bidder” for purposes of Rule 14d-1(g)(2) because, as set forth in detail in “Special Factors - - Background of the Offer” that was filed as Exhibit (a)(1)(i) to the Schedule TO and the Schedule 13E-3, Mr. Gidwitz, among other things, played a significant role in initiating the Offer, caused the formation of Bee Street and had authority to determine to commence the Offer.

We believe the analysis for the other Individual Filing Persons is less certain. On the one hand, each is a member of the board of managers of Bee Street, and, members of an entity’s board are generally presumed to control that entity under the federal securities laws. Likewise, the Individual Filing Persons’ status as members of Bee Street’s board may also cause them to be treated as beneficial owners of the Shares, if any, acquired in the Offer. On the other hand, the Individual Filing Persons other than James G. Gidwitz became involved in the Offer only shortly before it was launched, consequently had very little role in its preparation or structuring, and they delegated the decision to actually launch or not launch the Offer to James G. Gidwitz. While we believe that the matter is genuinely in question, each Individual Filing Person has agreed to be treated as a “bidder” for purposes of the Offer. We have revised the Schedule 13E-3 and the Schedule TO accordingly.

3.                                      Given that you re-filed the offer as a third-party tender offer, please include disclosure responsive to Rule 14d-11.

Response:

We have revised the disclosure to include the following:

The SEC’s tender offer rules also allow us to extend the Offer period under certain circumstances.  For example, Rule 14d-11 allows us elect to provide a subsequent offering period of at least three business days during which tenders will be accepted if: (a) the initial offering period of at least 20 business days has expired; (b) the offer is for all outstanding Shares; (c) we immediately accept and promptly pay for all Shares tendered during the initial offering period; (d) we announce the results of the tender offer, including the approximate number and percentage of Shares deposited to date, no later than 9:00 a.m. Eastern time on the next business day after the expiration date of the initial offering period and immediately begins the subsequent offering period; (e) we immediately accept and promptly pay for all Shares as they are tendered during the subsequent offering period; and (f) we offer the same form and amount of consideration to holders of the Shares in both the initial and the subsequent offering period.

Offer to Purchase

Summary Term Sheet, page 5

4.                                      Please refer to the penultimate question and answer on page 7. Please revise the answer to clarify that the availability of withdrawal rights under the provisions of Section 14(d)(5) of the Exchange Act does not depend on the expiration date of the offer, as it appears you suggest.

Response:

We have revised the answer to clarify that the availability of withdrawal rights under the provisions of Section 14(d)(5) of the Exchange Act does not depend on the expiration date of the offer.

Special Factors

Background of the Offer, page 14

5.                                      We note that the members of the Gidwitz family appear to have held a substantial amount of the company’s shares of common stock for several years and that on or about February 12, 2020 these persons considered the current transaction. Please provide us with a detailed history of the filing of beneficial ownership reports by each family member who forms part of Bee Street Holdings. In this respect, we note the Schedule 13D filed by Bee Street Holdings and its members on February 14, 2020 and two filings made by James G. Gidwitz and two entities in 1996 and 1997 but are unable to find any reports filed during the intervening years. We also note that the company’s most recent proxy statement includes disclosure of the Gidwitz family’s holdings and which shows that certain individual members of the family had beneficial ownership of more than 5% of the company’s shares.

Response:

Prior to 2020, all Shares that may be attributable to a Purchaser Filing Person other than James G. Gidwitz were either (a) owned of record or in ‘street name’ by CMC Partnership (“CMCP”) or GFAM CMC Partnership (“GFAM”) or (b) owned of record by individuals who at all times owned less than 5% of the outstanding Shares.

Prior to 2020, neither CMCP nor GFAM engaged in a transaction in the Shares that was required to be reported under Section 13(d) of the Securities Exchange Act of 1934 (“Section 13D”) and was not appropriately reported on Schedule 13D. Each is discussed more fully in the following paragraphs.

CMCP last filed an amendment to Schedule 13D on February 21, 1997, on which it reported that it beneficially owned 363,563 Shares. Since that time, it has engaged in no transactions in the Shares required to be reported under Section 13(d). The only change in its holdings of Shares came when CMC effected a 2 to 1 split of the Shares, which divided CMCP’s holdings from 363,563 to 727,126 Shares.

GFAM last filed a Schedule 13D on February 28, 2012, on which it reported beneficial ownership of 110,858 Shares. Between that time and April 2013, GFAM acquired a total of 12,350 Shares. The acquired shares represented less than 1% of the number of shares outstanding, which exceeded 1.6 million at all relevant times, so that no amendment to GFAM’s Schedule 13D was required to report these acquisitions. Since that time, GFAM has not engaged in any transaction in the Shares that was required to be reported on Schedule 13D.

On February 14, 2020, GFAM and CMCP were included as Filing Persons in a Schedule 13D of Bee Street. This Schedule 13D, among other things, reported the contribution of GFAM and CMCP’s shares to Bee Street in exchange for limited liability company membership interests in Bee Street.

Prior to the Contribution, the following individuals held, of record, the number of Shares indicated below:

Jill Gidwitz Zisook	4108 Shares
Julie Ann Gidwitz	4108 Shares
Steven Gidwitz	9941 Shares
Pamela (Christina) Gidwitz	6002 Shares
Kathryn Gidwitz	6002 Shares
Nancy Gidwitz	6002 Shares
Thomas Gidwitz	6002 Shares
Joyce H. Gidwitz	6002 Shares
Ralph Gidwitz	25,835 Shares
Betsy Gidwitz	20,002 Shares
Ronald J Gidwitz	14,000 Shares
Scott Gidwitz	5833 Shares

Before the organization of Bee Street and the Contribution, the foregoing individuals did not have any understanding or agreement regarding the voting or disposition of the foregoing record shares which they held individually.  The Shares held by each of them individually were not sufficient to trigger an obligation to file on Schedule 13D.  At various times, several of such individuals were directors of CMC and, indeed, many of the foregoing record individually held shares were received as directors’ fees.  Such individuals’ holding of and transactions in the foregoing Shares have been accurately reported in CMC’s proxy statements and in their respective reports, as applicable, under Section 16 of the Exchange Act.

Prior to the Contribution, James G. Gidwitz individually beneficially owned 95,680 Shares (the “Individual Shares”), which represented approximately 5.7% of the Shares outstanding at the time. The Individual Shares included 60,000 Shares held through a revocable trust and 35,680 Shares held through the company stock fund under CMC’s 401(k) plan. Mr. Gidwitz has held the trust shares since at least September 8, 2005 (the date of the most recent stock certificate representing those shares).  The company stock fund in CMC’s 401(k) plan was closed to new investments in April 2014, and Mr. Gidwitz has made no new investment in the company stock fund since then. We understand that Mr. Gidwitz did not report his holdings of the Individual Shares on Schedule 13D before the Contribution.

With the exception of an immaterial number of Shares omitted from certain CMC filings as a result of a clerical error, Mr. Gidwitz’s holding of and transactions in the Individual Shares have been accurately reported in CMC’s proxy statements and in Mr. Gidwitz’s reports on Form 4 under Section 16 of the Exchange Act. Accordingly, we believe that Mr. Gidwitz’s failure to file a Schedule 13D with respect to the Individual Shares did not deprive investors of any material information. The extent of Mr. Gidwitz’s interest in CMC and the Gidwitz Family’s control over

CMC was well disclosed and well known. We understand that Mr. Gidwitz did not file a Schedule 13D covering the Individual Shares because the Shares held by the trust were not sufficient to trigger a filing obligation, and he did not know his investment in the company stock fund in CMC’s 401(k) plan was required to be taken into account.

6.                                      We note that it appears that both Taft and Duff & Phelps were providing advice to the company prior to 2020 and that these firms then became advisors to Bee Street. Please revise your disclosure to describe how the company, Bee Street and the advisors addressed the apparent conflict of interest arising out of these relationships.

Response:

We have revised the disclosure to include the following:

Taft’s general counsel and other members of the firm’s management considered the potential conflicts of interest in connection with the firm’s representation of Mr. Gidwitz and Bee Street in connection with a possible going-private transaction and its representation of CMC on unrelated matters. The firm informed Mr. Gidwitz and CMC of all relevant representations and of the factors it considered in assessing the potential conflicts of interest in connection with them.  Mr. Gidwitz, on behalf of himself and Bee Street, and Ryan Sullivan, the President of CMC, on behalf of CMC, provided their informed consent to the representations. The informed consent of CMC and Bee Street has been confirmed in writing by each of them.

Duff & Phelps determined that there was no conflict of interest in its professional obligations which was presented by its engagement by Bee Street because (a) Duff & Phelps was engaged by Bee Street to provide its best estimate of the expected range of the fair market value per share of the Shares, which valuation mandate is consistent with the valuation work which Duff & Phelps has historically performed for the company in connection with CMC’s Value Creation Incentive Plan, (b) Duff & Phelps believed, in light of that consistent mandate, that its work on behalf of Bee Street was not prejudicial to the company, (c) Bee Street was already in possession, through James Gidwitz as the principal of Bee Street and CEO of CMC, of any and all of the confidential information of which Duff & Phelps had any knowledge as a result of its prior engagements by the company, (d) Duff & Phelps has never been engaged by CMC to provide any confidential advice or to perform valuation work in the context of a strategic transaction, repurchase of common stock, or otherwise which confidential advice or valuation work would be disclosed without authorization or otherwise compromised by Duff & Phelps’ advice to, and valuation work on behalf of, Bee Street in connection with a proposed ‘going private’ transaction, (e) Duff & Phelps did not agree, and Bee Street did not engage Duff & Phelps, to provide a definitive opinion regarding the fairness of Bee Street’s offer, (f) Bee Street and CMC both had full knowledge of the past engagements by the company of Duff & Phelps and the new engagement by Bee Street and consented to the new engagement, and (g) at the time of providing advice to Bee Street, Duff & Phelps was not currently engaged by CMC to provide any valuation advice to the company.

Purpose of and Reasons for the Offer, page 15

7.                                      Please quantify the cost reductions referenced in the third bullet point of page 15.

Response:

The company’s management estimates that cost reductions would be approximately $500,000 to $900,000 per year.

The Position of Bee Street Regarding the Fairness of the Offer and Merger, page 17

8.                                      We note your reference in the first paragraph of a fairness determination with respect to security holders who do not tender but we are unable to find disclosure addressing those security holders. Please advise or revise.

Response:

Please refer to the second half of the eleventh bullet point under the caption ‘The Position of the Purchaser Filing Persons Regarding the Fairness of the Offer and the Merger’ which discloses that security holders who do not tender and who do not assert and perfect appraisal rights will receive not less than the same type and amount of consideration from the consummation of the Merger that the security holder would have received in the Offer.

9.                                      We note that Bee Street considered the analyses conducted by Duff & Phelps for Bee Street. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that Bee Street adopted Duff & Phelps’s analyses as its own.

Response:

We have revised the disclosure to expressly adopt the analyses conducted by Duff & Phelps.

10.                               Please tell us whether you have disclosed the updated estimates from CMC management referenced in the fourth bullet point on page 17. If so, please consider including a cross-reference to where the estimates appear.

Response:

We have revised the disclosure to make clear that these updated estimates are reflected in the CMC projections to the Schedule TO and the Schedule 13E-3.

11.                               Please revise the seventh bullet point on page 17 to disclose your basis for the stated belief.

Response:

We have revised our disclosure to include the following:

That the Purchaser Filing Persons believe, based on the substantial information provided in the Offer to Purchase, in the other materials filed with the SEC by the Purchaser Filing Persons and CMC in connection with the offer and in CMC’s other reports filed with the SEC, that the holders of Shares who are not affiliates of the Purchaser Filing Persons are capable of evaluating the fairness of the Offer and the Merger.

12.                               Please tell us, with a view toward revised disclosure, whether Bee Street considered the fairness of the going private transaction as it relates to the company’s net book value. See Instruction 2(iii) to Item 1014 of Regulation M-A.

Response:

The Purchaser Filing Persons did not consider the fairness of the going private transaction as it relates to the company’s net book value.  The Purchaser Filing Persons believe that net book value would be a relevant consideration only in an analysis of the liquidation value of CMC’s assets, but they did not perform a liquidation analysis because they consider CMC to be a viable going concern and Bee Street expects to operate CMC as a going concern under Bee Street’s control after the completion of the Tender Offer and, if applicable, the Merger. Consistent with advice from Duff & Phelps, the Purchaser Filing Persons believe that, when estimating the price of a public company in a potential going private transaction, the fair market value of the public company as a going concern, determined by one or a combination of discounted cash flow analysis or public company multiples analysis, is the appropriate standard by which to measure the fairness of the price.

Material Provided by Financial Advisor to Bee Street, page 19

13.                               Please tell us, with a view toward revised disclosure, the financial information referenced in the second and third bullet point on page 20 is publicly available. If not, please disclose it. Also, describe the “various other internal documents” referenced in the fifth bullet point on page 20.

Response:

The financial information referenced in the second bullet point is publicly disclosed in CMC’s annual report on Form 10-K for fiscal year 2019, which was filed on March 23, 2020.  CMC’s audited consolidated financial statements which were included in such annual report on Form 10-K have been reproduced in Annex I of the Offer to Purchase.

The financial information referenced in the third bullet point on page 20 is included in management’s projections which are disclosed in the Offer to Purchase.  An appropriate cross-reference has been added.

The “various other internal documents” referenced in the fifth bullet point on page 20 include (a) presentations on recently completed acquisitions including Global Flow Products, InOvate, and Serenity, (b) the company’s org chart, and (c) information on the company’s net operating loss carryforwards.

14.                               Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Response:

We have revised the disclosure to include the following:

Duff & Phelps has performed valuation work for certain of CMC’s subsidiaries on a post-acquisition basis.  CMC used the valuation reports in preparation for putting in place its Value Creation Incentive Plan.  Duff & Phelps received professional fees of $40,000 in 2018 and $30,000 in 2019 from CMC.  CMC may engage Duff & Phelps in 2020 but had not yet done so as of the date of this Offer to Purchase.

Financial Results and Projections, page 27

15.                               We note that the estimated and projected financial information is “highly summarized.” Please disclose the projections in full.

Response:

The estimated and projected financial information disclosed is itself “highly summarized” and did not take the form of GAAP-compliant financial statements and balance sheets.  There is no material additional estimated and projected financial information to disclose because Duff & Phelps has confirmed that no additional estimated or projected financial information was materially relevant to their analysis or would be necessary in order for an independent financial analyst of similar expertise in order to replicate Duff & Phelps’ analysis, and because the Purchaser Filing Persons have expressly adopted Duff & Phelps’ analysis as their own.

Certain Effects of the Offer and Merger, page 31

16.                               Please disclose the information required by Instruction 3 to Item 1013 of Regulation M-A.

Response:

We have revised the disclosure to include the following:

As a result of the Offer, Bee Street’s interest in CMC’s net book value and net income or loss will increase to the extent of the proportion of the outstanding Shares that it acquires. For example, if 480,765 Shares are validly tendered (and not properly withdrawn), which the Purchaser Filing Persons expect will be the minimum number of Shares necessary to satisfy the Minimum Tender Condition, Bee Street’s proportionate interest in the net book value and net income or loss of CMC would increase to 90%, which would have represented approximately $31,670,000 in net book value and approximately ($12,509,000) in net loss as of and for the fiscal year ended December 28, 2019. If the Merger is completed, Bee Street will be entitled to similar benefits proportionate to its increased ownership of CMC. For example, if the Merger is consummated, Bee Street’s proportionate interest in the net book value and net income or loss of CMC would increase to 100%, which would have represented approximately $35,189,000 in net book value and approximately ($13,899,000) in net loss as of and for the fiscal year ended December 28, 2019. Similarly, Bee Street and its affiliates will bear all of the risk of losses generated by CMC’s operations and any decrease in the value of CMC after the Offer and the Merger. Upon consummation of the Merger, CMC will become a privately held corporation. Accordingly, former holders of Shares will not have the opportunity to participate in the earnings and growth of CMC after the Offer and the Merger.

The Offer

Conditions to the Offer, page 46

17.                               We note that the offer is not currently financed and is subject to a financing condition. Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidder will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:

We confirm that the bidder will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d) and that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.

18.                               We note the language in the last paragraph in this section that your failure “at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right...” If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

Response:

Bee Street confirms its understanding that, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, Bee Street should inform security holders how it intends to proceed promptly.  Consistent with that understanding, Bee Street announced waivers of certain conditions by press releases on March 18, 2020 and on March 20, 2020.

19.                               With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response:

Bee Street confirms its understanding that, when an offer condition which is not inherently determinable at the time when the tender offer expires is triggered by events that occur during the offer period and before the expiration of the offer, Bee Street should expressly inform security holders whether the relevant condition has been waived with respect to the events that have occurred.  Consistent with that understanding, Bee Street announced waivers of certain conditions by press releases on March 18, 2020 and on March 20, 2020.  In addition, Bee Street confirms its understanding that, if the waived condition is material and no less than five business days remain in the offer period, Bee Street would be required to extend the expiration of the offer period to a time that is at least five business days after the time when Bee Street has informed security holders of the waiver.

* * * * * * * * *

Bee Street represents to the Securities and Exchange Commission and its Staff that Bee Street is responsible for the adequacy and accuracy of the disclosures in its filings. Bee Street further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, Bee Street will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (513) 357-9607.

Sincerely,

/s/ ARTHUR MCMAHON, III
Arthur McMahon, III, Esq.